Exhibit 99.1

500.com Limited Announces Appointment of

Friedman LLP as its Independent Registered Public Accounting Firm

for the Fiscal Year Ended December 31, 2017

and

Disposal of Qufan

SHENZHEN, China, February 9, 2018—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that, Ernst & Young Hua Ming LLP (“EY”) has resigned as its auditor on February 1, 2018, and the Company has appointed Friedman LLP (“Friedman”) to conduct the audit and review the effectiveness of its internal control over financial reporting for the fiscal year ended December 31, 2017 on February 9, 2018. Pursuant to 500.com’s articles of association, the decision to appoint a new auditor was unanimously approved by the directors of the Company, including all members of the Company’s Audit Committee, on February 9, 2018. The change was not made due to any disagreements with EY.

EY’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2015 and 2016 do not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During EY’s term of audit engagement from January 1, 2014 to April 28, 2017, EY did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its audit reports. During each of the fiscal years ended December 31, 2015 and 2016, there have been no reportable events requiring disclosures, as defined in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the above statements contained in the first and second paragraphs to EY and requested that EY furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.

During each of the fiscal years ended December 31, 2015 and 2016 and the subsequent period prior to our engagement of Friedman, neither we nor anyone on our behalf consulted Friedman regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Friedman or a reportable event. Also, during each of the fiscal years ended December 31, 2015 and 2016 and the subsequent period prior to our engagement of Friedman, we have not obtained any written report or oral advice that Friedman concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F, and the term “disagreement” shall be interpreted in accordance with Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F.

Disposal of Qufan

On February 9, 2018, the Company announced that it has disposed of its 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, for a total consideration of RMB127.5 million.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com